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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Precept Business Services, Inc.
                   -----------------------------------------------
                                   (Name of issuer)

                   Class A Common Stock, par value $0.01 per share
                   -----------------------------------------------
                            (Title of class of securities)

                                     740165-20-4
                                ---------------------
                                    (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 Pages

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---------------------                                         -----------------
CUSIP NO. 740165-20-4                  13G                    PAGE 2 OF 5 PAGES
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-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DARWIN DEASON
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) / /
                                                                        (b) / /
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 3  SEC USE ONLY

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 4  CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
-------------------------------------------------------------------------------
                  5   SOLE VOTING POWER
   NUMBER OF
     SHARES               3,535,927
  BENEFICIALLY   --------------------------------------------------------------
    OWNED BY      6   SHARED VOTING POWER
      EACH
   REPORTING              -0-
     PERSON      --------------------------------------------------------------
      WITH        7   SOLE DISPOSITIVE POWER

                          1,445,542
                 --------------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER

                          -0-
                 --------------------------------------------------------------

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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,535,927
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                           / /
-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           41.8%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
-------------------------------------------------------------------------------
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Item 1(a).   NAME OF ISSUER.

             The name of the Issuer is Precept Business Services, Inc.

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

             The Issuer's principal executive offices are located at 1909 Woodall Rodgers Freeway, Suite 500, Dallas, Texas 75201.

Item 2(a).   NAME OF PERSON FILING.

             This statement is being filed on behalf of Darwin Deason.

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

             The address of the principal business office of Mr. Deason is 1909 Woodall Rodgers Freeway, Suite 500, Dallas, Texas 75201.

Item 2(c).   CITIZENSHIP.

             Mr. Deason is a citizen of the United States of America.

Item 2(d).   TITLE OF CLASS OF SECURITIES.

             This statement relates to shares of Class A Common Stock, par value of $0.01 per share ("Common Stock") of the Issuer.

Item 2(e).   CUSIP NUMBER.

             The CUSIP No. for the shares of Common Stock of the Issuer is 740165-20-4.

Item 3.      NOT APPLICABLE.

Item 4.      OWNERSHIP.

             As of December 31, 1998, Mr. Deason beneficially owned 3,535,927 shares, or 41.8%, of the Common Stock of the Issuer. Mr. Deason has the sole power to vote or to direct the vote of 3,535,927 shares of Common Stock of the Issuer. Mr. Deason has the sole power to dispose or to direct the disposition of 1,445,542 shares of Common Stock of the Issuer.

Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable

                                  Page 3 of 5 Pages
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Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable

Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable

Item 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable

Item 10.     CERTIFICATION.

             Not applicable

                                  Page 4 of 5 Pages

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CUSIP NO. 740165-20-4                 13G                    PAGE 5 OF 5 PAGES
---------------------                                        -----------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 15, 1999



                                       By: /s/ Darwin Deason
                                           --------------------------
                                           Darwin Deason